Exhibit 99.4

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

RIGHTS OFFERING OF VILLAGE BANK AND TRUST FINANCIAL CORP.

[•], 20[•]

To Our Clients:

Enclosed for your consideration are a prospectus, dated [•], 20[•] (the “Prospectus”), and a Beneficial Owner Election Form relating to the distribution by Village Bank and Trust Financial Corp. (the “Company”) to recordholders of shares of the Company’s common stock, par value $4.00 per share, at 5:00 p.m., Eastern Time, on [•], 20[•] (the “Record Date”), of non-transferable subscription rights to subscribe for and purchase an aggregate of 1,051,866 shares of the Company’s common stock.

The rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [•], 20[•], unless the Company extends the offering period for up to 30 days until [•], 20[•] (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you are entitled to one right for each share of common stock beneficially owned by you at 5:00 p.m., Eastern Time, on the Record Date. Each right gives you the opportunity to subscribe for three shares of common stock at the cash price of $[•] per share (the “Subscription Price”), which is referred to as the basic subscription privilege. For example, if you beneficially owned 100 shares of common stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive 100 rights and would have the right to purchase 300 shares of common stock for the Subscription Price pursuant to your basic subscription privilege.

If you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also exercise an oversubscription privilege to purchase a portion of any shares of the Company’s common stock that are not purchased by its shareholders through the exercise of their basic subscription privilege or by the standby investor. The oversubscription privilege will only be offered for an aggregate number of shares that, when combined with the number of shares purchased pursuant to the shareholders’ basic subscription privilege and by the standby investor, does not exceed 1,051,866 shares. The Company reserves the right to accept or reject oversubscriptions for any reason. If oversubscription requests exceed the number of shares of common stock remaining available for sale after purchases by all shareholders exercising their basic subscription privilege and the standby investor, then the Company will have discretion to allocate the remaining available shares of common stock among shareholders who oversubscribed as the Company deems appropriate. When determining how to allocate such remaining shares, the Company may give priority to those oversubscription purchasers that it believes will develop future business relationships with it, refer business to it or purchase additional shares of its common stock on the open market after the closing of the offering.

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Other than the standby investor or any shareholder that owns, as of the date of the Prospectus, more than 5% of the Company’s issued and outstanding shares of common stock, a person or entity, together with related persons or entities, may not exercise subscription rights (including the oversubscription privilege) to purchase shares of the Company’s common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of the Company’s issued and outstanding shares of common stock following the offering, or that would otherwise require regulatory approval. In addition, any person or entity, together with related persons or entities, that exercises subscription rights (including the oversubscription privilege) to purchase shares of the Company’s common stock that, when aggregated with their existing ownership, results in such person or entity, together with any related persons or entities, owning 3% or more of the Company’s issued and outstanding shares of common stock following the offering will be required to enter into an agreement prohibiting such person or entity from purchasing additional shares that would result in such person or entity owning more than 5% of the Company’s issued and outstanding shares of common stock. In addition, notwithstanding any other information presented herein or in the Prospectus, the Company does not intend to accept any subscriptions pursuant to the basic subscription privilege or the oversubscription privilege if the Company believes such subscriptions or oversubscriptions may have an unfavorable effect on its ability to preserve its net operating loss carryforwards deferred tax asset.

You are required to submit payment in full for all the shares you wish to buy with your basic subscription privilege and your oversubscription privilege. Because the Company will not know the total number of unsubscribed shares prior to the expiration of the offering, if you wish to maximize the number of shares purchased pursuant to your oversubscription privilege, you need to deliver payment in an amount equal to the aggregate subscription payment for the maximum number of shares of common stock that may be available to you, assuming you fully exercise your basic subscription privilege and are allotted the full amount of your oversubscription privilege as elected by you.

If you do not indicate the number of rights being exercised, or the subscription agent does not receive the full subscription payment for the number of rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of whole rights that may be exercised with the aggregate subscription payment you delivered to the subscription agent. If your aggregate subscription payment is greater than the amount you owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your oversubscription privilege to purchase the maximum number of unsubscribed shares that may be purchased with your over-payment. If the Company does not apply your full subscription payment to your purchase of shares of common stock, the excess subscription payment received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. The rights will be evidenced by a non-transferable subscription rights certificate and will cease to have any value at the Expiration Time.

The materials enclosed are being forwarded to you as the beneficial owner of common stock carried by us in your account but not registered in your name. Exercises of rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of common stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your rights.

If you wish to have us, on your behalf, exercise the rights for any shares of common stock to which you are entitled, please so instruct us by completing, executing and returning to us the enclosed Beneficial Owner Election Form and payment for any shares of common stock made payable to us for which you wish to subscribe.

Your Beneficial Owner Election Form and payment should be forwarded to us as promptly as possible in order to permit us to exercise rights on your behalf in accordance with the provisions of the offering. The offering will expire at 5:00 p.m., Eastern Time, on [•], 20[•]. Once you have exercised the basic subscription privilege or the oversubscription privilege, such exercise may not be revoked.

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Additional copies of the enclosed materials may be obtained by contacting our sales agents, Compass Point Research & Trading, LLC and Boenning & Scattergood, Inc., at (216) 378-1297. If you have any general questions regarding the offering, the Company, or Village Bank, please contact our Chief Financial Officer, C. Harril Whitehurst, Jr., at (804) 419-1232.

Very truly yours,

Recordholder

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